# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Strata Critical Medical, Inc., CIK 0001779128
CUSIP: 092667104
Title of class of securities: Warrants to purchase Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 31 HUDSON YARDS, 31 HUDSON YARDS, NEW YORK, New York (NY), 10001
Date of event which requires filing of this statement: 04/15/2026
Amends the filing with accession number 0002126691-26-000001
Filed by CIK 0002126691
Persons authorized to receive notices and communications: Velibor Krstic, Via Baraggie 23, Ascona, Switzerland (V8), 6612, 0041774839182

## Reporting persons
- Krstic Velibor (CIK 0002126691): type of reporting person: individual (IN), individual (IN); citizenship or place of organization: Switzerland (V8); source of funds: personal funds (PF), personal funds (PF); sole voting power 1,485,877; shared voting power 0; sole dispositive power 1,485,877; shared dispositive power 0; aggregate amount beneficially owned 1,485,877 (16.2% of the class)

## Item 1. Security and Issuer
Title of class of securities: Warrants to purchase Class A Common Stock, par value $0.0001 per share
Name of issuer: Strata Critical Medical, Inc.
Address of issuer's principal executive offices: 31 HUDSON YARDS, 31 HUDSON YARDS, NEW YORK, New York (NY), 10001

## Item 2. Identity and Background
Name of person filing: Velibor Krstic
Residence or business address: Via Baraggie 23, 6612 Ascona, SWITZERLAND
Present principal occupation or employment: Private Investor
Criminal convictions in the last five years: NONE
Civil proceedings (securities laws) in the last five years: NONE
Citizenship: SWITZERLAND

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The total amount of funds used by the Reporting Person to purchase the 1485877 Warrants reported herein was approximately 25291 dollars. All such funds were provided from the Reporting Person personal funds.

## Item 4. Purpose of Transaction
Purpose of transaction:
Since the previous filing on April 8 2026 the Reporting Person increased his position to 16.21 percent of the Public Warrants (10.49 percent of total warrants). The Reporting Person believes that a Mandatory Exchange via Amendment is the only rational solution to stabilize the capital structure before the May 7 2026 expiration.
Market Leadership and Financial Performance: The Issuer is the market leader in the transplant logistics industry and reported record results in 2025 with an Adjusted EBITDA of 14.1 million USD
.. Management has raised the 2026 Adjusted EBITDA target to between 29 and 33 million USD representing an annualized growth rate of over 30 percent
.. With over 110 million USD in total liquidity including 61.2 million USD in cash and undrawn JPMorgan facilities the Issuer is in a position of exceptional strength
..
Quorum and Strategic Conclusion: The Reporting Person notes that under the Warrant Agreement only 50 percent consent is required for an amendment. Given the positions held by Sponsor KSL (35.3 percent) and LMR Partners (13.3 percent) the Reporting Person hereby declares his immediate availability to provide written consent to exceed the 50 percent threshold and facilitate the exchange for the benefit of all shareholders. This availability coupled with the confirmation of acquisitions under exclusivity and the fact that the aircraft fleet remains unencumbered means there are no economic justifications to let the securities expire at zero
.. With the common stock SRTA maintaining a solid market valuation reflecting the record fundamentals of the Company the inaction of the Board would be interpreted as a premeditated destruction of value and a breach of fiduciary duty. Except as set forth above the Reporting Person has no current plans or proposals that relate to or would result in any of the actions listed in paragraphs (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
As of April 15 2026 the Reporting Person beneficially owns 1485877 Warrants which represent approximately 16.21 percent of the 9166644 public warrants outstanding. This percentage is based on the number of Public Warrants reported by the Issuer in its Annual Report on Form 10-K for the year ended December 31 2025. Additionally for transparency the Reporting Person owns 26425 shares of Common Stock (SRTA) representing approximately 0.03 percent of the 86989143 shares of Common Stock outstanding as of February 24 2026.
..
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of all 1485877 Warrants and all 26425 shares of Common Stock reported in Item 5a.
Transactions in the class effected during the past sixty days: During the past 60 days the Reporting Person acquired an aggregate of 1485877 Warrants in open market transactions on the Nasdaq Stock Market for an aggregate purchase price of approximately 25291 dollars. Between April 9 2026 and April 15 2026 the Reporting Person purchased an additional 346484 Warrants at a weighted average price of approximately 0.017 dollars per Warrant. The most recent transaction which resulted in the Reporting Person changing his beneficial ownership by more than 1 percent of the class occurred on April 15 2026.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the Warrants or the shares of Common Stock reported herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Except for the declaration of availability to provide written consent for the Warrant Agreement amendment as described in Item 4 there are no contracts arrangements understandings or relationships legal or otherwise among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer including but not limited to transfer or voting of any of the securities finder fees joint ventures loan or option arrangements puts or calls guarantees of profits division of profits or loss or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: NONE

## Signatures
- Krstic Velibor: /s/ VELIBOR KRSTIC, VELIBOR KRSTIC, INDIVIDUAL INVESTOR (04/16/2026)